UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-07476
AmSouth Bancorporation
(Exact name of registrant as specified in its charter)
AmSouth Center, 1900 Fifth Avenue North, Birmingham, Alabama 35203, (205) 320-7151
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $1.00 per share
Stock Purchase Rights
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:
Common Stock, par value $1.00 per share: 0 holders
Stock Purchase Rights: 0 holders
     Pursuant to the requirements of the Securities Exchange Act of 1934, Regions Financial Corporation, a Delaware corporation, as successor by merger to AmSouth Bancorporation, a Delaware corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

REGIONS FINANCIAL CORPORATION
Date: November 16, 2006	By:	/s/ D. Bryan Jordan
		Name:	D. Bryan Jordan
		Title:	Chief Financial Officer